SETTLEMENT AGREEMENT AND TREATY AMENDMENT

This Settlement Agreement and Treaty Amendment having an effective date of March 7, 2016 is made by and between Phoenix Home Life Mutual Insurance Company (now known as Phoenix Life Insurance Company) (“PLIC”), PHL Variable Insurance Company (“PHLVIC”), collectively, (“Phoenix”, a “Party”) and Connecticut General Life Insurance Company (“Connecticut General”, a “Party”).

Recitals

A.	Whereas Connecticut General and PLIC entered into a Variable Annuity Guaranteed Death Benefit Reinsurance Agreement having an effective date of January 1, 1996, as amended (the “PLIC Agreement”); and

B.	Whereas Connecticut General and PHLVIC entered into a Variable Annuity Guaranteed Death Benefit Reinsurance Agreement having an effective date of January 1, 1996, as amended (the “PHLVIC Agreement”) (the PLIC Agreement and the PHLVIC Agreement are collectively referred to as the “Reinsurance Agreements”); and

C	Whereas Connecticut General has objected to Phoenix submitting for reinsurance coverage death benefit claims paid on contracts where the Insured (the owner or Annuitant upon whose death a death benefit claim is payable as detailed in Schedule of the governing Reinsurance Agreement) may have died after the Maturity Date or where the record is unclear as to whether the Maturity Date was extended, and

D.	Whereas the Parties agree that Connecticut General has no liability with respect to claims if the insured dies after the Maturity Date and wish to amend the Reinsurance Agreements to incorporate a protocol for determining the adjudication of claims with respect to the Maturity Date, including actions that may be taken by Owners that constitute a valid extension of the Maturity Date:

NOW THEREFORE, for good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

Agreement

1.	As a full and final settlement related to the issue of Connecticut General’s assertion that it paid Phoenix for death claims on qualified/IRA and non-qualified contracts for reinsurance coverage for claims submitted from the inception of the Reinsurance Agreements through June 30, 2013 where the death of the insured may have occurred after the Maturity Date, Phoenix shall pay to Connecticut General a claim refund of $1,910,864, by April 11, 2016.

2.	For claims submitted by Phoenix on or after July 1, 2013, the Parties agree that the terms under which a Maturity Date may be validly extended and Connecticut General’s reinsurance liability for such contracts is defined in the following subparagraphs A-E inclusive:

A	For qualified contracts, including IRAs, with a Maturity Date that is between (i) the Annuitant’s 69th birthday, and (ii) April 1st of the year following the year that the Annuitant attains the age 70.5, (“Qualified Notification Date”), the Owner(s) will have until the Qualified Notification Date to make a written request to extend the Maturity Date. If the Owner(s) make such a written request, Connecticut General will reinsure the risk until the earlier of:

i)	the new Maturity Date: or

ii)	the Annuitant’s attained age 85

If the Maturity Date is between the Annuitant’s s 69th birthday and the Qualified Notification Date and the Insured dies prior to the Qualified Notification Date, the claim will be payable even in the absence of an extension request.

B.	For all non-qualified contracts and for qualified/IRA contracts with a Maturity Date ( prior to the Annuitant’s 69th birthday or (ii) after the Qualified Notification Date, if the Owner(s) make a written request to extend the Maturity Date prior to the Maturity Date then in effect, Connecticut General will reinsure the risk until the earlier of:

i)	the new Maturity Date; or the

ii)	Annuitants attained age 85.

C.	For qualified/IRA contracts, Phoenix sends the Owners RMD Form in advance of the Maturity Date. The RMD Forms used for the contracts covered by the Reinsurance Agreements generally includes language that provides for the extension of the Maturity Date upon execution of the RMD Form by each Owner. In some instances, when an RMD Form is returned by an Owner and subsequently scanned by Phoenix, the side of the RMD Form that includes the language providing for an extension of the Maturity Date is inadvertently not captured by Phoenix, but it is clear from the part of the RMD Form that was captured, that the extension language is present on the RMD Form. This and other similar administrative errors related to Phoenix’s processing of an RMD Form are not a sufficient basis for Connecticut General to deny paying Phoenix for claims on such contracts.

D.	If an Owner responds to letters sent by Phoenix in advance of the contract’s Maturity Date and indicates that he or she is seeking annuitization information and if the Maturity Date is earlier than the Annuitant’s attained age 85, the Owner can subsequently elect to not accept any of the offered annuitization rates and instead keep the contract inforce and extend the Maturity Date if Phoenix receives a written request from the Owner to do so within the later of:

i)	90 days after the Maturity Date; or

ii)	April 1 of the year following the Annuitant’s attained age 70.5.

If such a valid request is received by Phoenix, Connecticut General will reinsure the risk until the earlier of:

i)	the new Maturity Date, or

ii)	the Annuitant’s attained age 85.

E.	In no event will a contract be reinstated for reinsurance coverage if the contract was annuitized and an annuity payment was made and negotiated or deposited.

3.	Connecticut General shall have no more than seven (7) years from the date of its claim payment to subsequently request from Phoenix any additional information relating to the claim. Connecticut General shall not make any requests for additional documentation or information for any claim more than 7 years after its payment nor raise any claim for refund or offset after this 7 year period. This paragraph shall not be construed as limiting any positions Phoenix may have concerning payment of a claim, nor any defenses Connecticut General may have when presented with a claim.

IN WITNESS WHEREOF, this Amendment is signed in duplicate on the dates indicated at the home office of each company:

For PLIC:	For Connecticut General:

By:	By:

Name:	Gina Collopy O’Connell	Name:	Scott D. Schneider

Title:	Senior Vice President	Title:	VP + [ILLEGIBLE]

Date:	April 4, 2016	Date:	March 30, 2016

For PHLVIC:

By:

Name:	Gina Collopy O’ Connell

Title:	Senior Vice President

Date:	April 4, 2016